UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Rural/Metro Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

781748108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 745,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 745,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.01%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 749,867
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 749,867
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.03%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 534,951
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 534,951
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,059,333
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,059,333
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 611,901
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 611,901
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,892,447
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,892,447
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,892,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.65%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,809,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,809,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.31%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,701,647
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,701,647
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,701,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.96%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON EUGENE I. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON EARL P. HOLLAND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON MOHSIN Y. MEGHJI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781748108

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, ALS Fund has withdrawn its nominations of Messrs. Davis, Holland and Meghji for election at the Annual Meeting. Pursuant to the Settlement Agreement, the Issuer agreed to appoint Mr. Davis and another nominee mutually selected by Accipiter and the Issuer to the Issuer’s Board of Directors (the “Board”), effective as of the date of the Annual Meeting, to fill vacancies created by a temporary increase in the size of the Board, with Mr. Davis serving for a term of two years expiring at the 2009 annual meeting of stockholders.  The Issuer also agreed to nominate and recommend Mr. Holland for election to the Board at the Annual Meeting to serve for a term of three years expiring at the 2010 annual meeting of stockholders.  Accordingly, Messrs. Davis, Holland and Meghji are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 8 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4 is hereby amended to add the following:

On January 25, 2008, the Accipiter Entities, Accipiter Management, Candens Capital, Gabe Hoffman, Eugene I. Davis and Earl P. Holland (the “Settlement Parties”) and the Issuer entered into a settlement agreement (the “Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, (i) ALS Fund’s letter nominating Messrs. Davis, Holland and Meghji for election at the Annual Meeting was withdrawn, (ii) ALS Fund’s preliminary proxy statement relating to the proposed solicitation to elect Messrs. Davis, Holland and Meghji as directors at the Annual Meeting will be withdrawn and (iii) the Accipiter Entities agreed to vote all of their Shares, in person or by proxy, in favor of the Issuer’s nominees and proposals at the Annual Meeting.

The Issuer agreed that (i) it shall increase the size of the Board from seven members to nine members and appoint Mr. Davis and another nominee mutually selected by Accipiter Management and the Issuer to the Board, effective as of the date of the Annual Meeting, with Mr. Davis serving for a term of two years expiring at the 2009 annual meeting of stockholders, (ii) it shall nominate, recommend and solicit proxies in favor of Mr. Holland for election to the Board at the 2007 Annual Meeting to serve for a term of three years expiring at the 2010 annual meeting of stockholders, (iii) in accordance with its bylaws, it shall take all action necessary to (a) appoint Mr. Davis as member of the Audit Committee of the Board and Mr. Holland as member of the Nominating Committee of the Board, and (b) appoint either Mr. Davis or Mr. Holland to serve as a member of each other committee of the Board, including committees formed after their appointment, (iv) Mary Anne Carpenter will not stand for re-election to the Board upon the conclusion of her current term which expires at the Annual Meeting, (v) Cor J. Clement, Sr. will retire from the Rural Board effective as of June 30, 2008 and the Board will cause the number of directors constituting the Board as of July 1, 2008 to be fixed at a maximum of eight until the 2008 annual meeting of stockholders (the “2008 Annual Meeting”) and (vi) Louis G. Jekel will not stand for re-election to the Board upon the conclusion of her current term which expires at the 2008 Annual Meeting and the Board will cause the number of directors constituting the Board as of the date of the 2008 Annual Meeting to be fixed at a maximum of seven.

CUSIP NO. 781748108

Pursuant to the Settlement Agreement, the Issuer also agreed to implement certain corporate governance reforms and certain director and officer compensation changes.  The corporate governance reforms include (i) seeking stockholder approval for amendments to the Issuer’s certificate of incorporation to allow special meetings of stockholders to be called by stockholders holding an aggregate of 35% or more of the outstanding voting power of the Issuer’s voting stock or, for a defined period of time, three directors, (ii) generally prohibiting the Board from amending the Company’s bylaws without stockholder approval and (iii) reviewing the Issuer’s “poison pill” and evaluating all supermajority stockholder voting provisions of the Issuer’s certificate of incorporation and bylaws and ratify, alter or remove each such supermajority provision by the vote of no less than 75% of the members of the Board.  The compensation changes include (i) presenting an equity-based compensation plan for stockholder approval at the upcoming annual meeting, as previously announced by the Issuer, (ii) announcing stock ownership guidelines for non-employee directors to be achieved over a multi-year period, with no less than half the first year’s pro-rated stock ownership total to be purchased in the open market, (iii) restricting the Issuer’s current Chief Executive Officer from receiving any equity-based compensation under any new incentive plan of the Issuer unless such officer’s current all-cash compensation agreements are amended to conform to industry comparables and (iv) using a peer group of comparable companies as a factor in determining executive compensation and disclosing the companies selected for such peer group in accordance with SEC rules.

Under the Settlement Agreement, until the earlier to occur of the date that is thirty (30) days after the one-year anniversary date of the Annual Meeting or March 31, 2009 (such period the “Standstill Period”), each of the Settlement Parties has agreed not to, without prior written consent of the Board, (i) engage, or in any way participate, directly or indirectly, in any solicitation of proxies or consents (whether or not relating to the election or removal of directors) (ii) initiate or propose any stockholder proposal, nominate any person to be elected as a member of the Board or make any attempt to call a special meeting of stockholders of the Issuer, (iii) engage in any course of conduct with the purpose of causing other stockholders of the Issuer to vote contrary to the recommendation of the Board on, or seek to advise or influence any person with respect to the voting of any securities of the Issuer with respect to, the election of directors or any matter described in the Settlement Agreement that is presented for a vote at the Annual Meeting, (iv) act, alone or in concert with others, to seek to control or influence the management or policies of the Issuer or the Board, (v) form, join or in any way participate in any “group” with respect to any voting securities, other than a “group” that exists as of the date of the Settlement Agreement and (vi) enter into any discussions, negotiations, arrangements or understandings with any person other than the Issuer with respect to any of the foregoing, advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing or announce any plan or proposal to take any action with respect to any of the foregoing (except for non-public communications with the Board).

Item 6 is hereby amended to add the following:

On January 25, 2008, the Reporting Persons and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP NO. 781748108

The Reporting Persons have terminated the Joint Filing and Solicitation Agreement, dated as of October 3, 2007.

On January 28, 2008, ALS Fund, ALS Fund Offshore, ALS Fund II, ALS Fund II Offshore, ALS Fund II QP, Accipiter Management, Candens Capital and Gabe Hoffman entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 8 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

99.1.
Settlement Agreement by and between Rural/Metro Corporation, on the one hand, and each of Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter Life Sciences Fund II (QP), LP, Accipiter Capital Management, LLC, Candens Capital, LLC, Gabe Hoffman, Eugene I. Davis and Earl P. Holland, on the other hand, dated January 25, 2008.

99.2.
Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter Life Sciences Fund II (QP), LP, Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated January 28, 2008.

CUSIP NO. 781748108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (QP), LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CUSIP NO. 781748108

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

/s/ Eugene I. Davis
EUGENE I. DAVIS

/s/ Earl P. Holland
EARL P. HOLLAND

/s/ Mohsin Y. Meghji
MOHSIN Y. MEGHJI

CUSIP NO. 781748108

EXHIBIT INDEX

Exhibit	Exhibit Number

Settlement Agreement by and between Rural/Metro Corporation, on the one hand, and each of Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter Life Sciences Fund II (QP), LP, Accipiter Capital Management, LLC, Candens Capital, LLC, Gabe Hoffman, Eugene I. Davis and Earl P. Holland, on the other hand, dated January 25, 2008.	99.1

Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter Life Sciences Fund II (QP), LP, Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated January 28, 2008.	99.2